
02026557


1-14948
RECD S.E.C.
MAR 29 2002
070

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Materials Contained in this Report:

1. English translation of a press release, dated March 1, 2002, announcing the repurchase by Toyota Motor Corporation (the "Company") of 20,000,000 outstanding shares of the Company's common stock using ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) on March 1, 2002.

2. English translation of a press release, dated March 18, 2002, announcing the repurchase by the Company of 1,361,000 outstanding shares of the Company's common stock for an aggregate purchase price of JPY5,111,182,040.

3. English translation of a press release, dated March 22, 2002, announcing the repurchase by the Company of 15,794,000 outstanding shares of the Company's common stock for an aggregate purchase price of JPY59,886,553,960.

4. English translation of a press release, dated March 27, 2002, announcing the share exchange ratio for the share exchange between the Company and Toyota Woodyou Home Corporation scheduled to occur on October 1, 2002.

5. English translation of Amendment No.2 to the Substantial Shareholding Report, relating to the Company's investment in Shiroki Corporation, filed on March 27, 2002 with the Director of the Tokai Local Finance Bureau.

6. Press release, dated March 28, 2002, announcing the establishment on April 1, 2002 of a Europe-based holding company, Toyota Motor Europe S.A./N.V., to coordinate the Company's European manufacturing and sales activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By: ______________________

Name: Takanori Matsuo

Title: General Manager, Accounting Division

Date: March 29, 2002

I

(TRANSLATION)

To Whom It May Concern:

March 1, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of the Results of Repurchase of Shares through ToSTNeT-2

We hereby inform you that today, Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (February 28, 2002) .

1.	Type of shares repurchased	Shares of common stock of TMC
2.	Aggregate number of shares repurchased	20,000,000 shares
3.	Repurchase price	JPY 3,420
4.	Date of repurchase	March 1, 2002 (Friday)
5.	Method of repurchase	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price orders)

(Reference 1)

Matters determined with respect to the method of repurchase of shares (published on February 28, 2002)

Type of shares to be repurchased	Shares of common stock of TMC
Aggregate number of shares to be repurchased	23,000,000 shares
Aggregate purchase price of shares	JPY 78,660,000,000

(Reference 2)

Matters resolved on the repurchase of shares at the meeting of the Board of Directors held on January 25, 2002

Type of shares to be repurchased	Shares of common stock of TMC
Aggregate purchase price of shares	Up to JPY 150,000,000,000
Aggregate number of shares to be repurchased	Up to 45,000,000 shares

Number of shares having been repurchased up to March 1, 2002	
Aggregate purchase price of shares	JPY 88,399,841,000
Aggregate number of shares repurchased	25,791,900 shares

# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

II

[Translation]

To Whom It May Concern:

March 18, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Repurchase of Shares

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows for the purpose of transferring such shares to its Directors and employees pursuant to the provisions of Article 210-2, paragraph 1 of the former Commercial Code, under the application of Article 3, paragraph 1 of the Supplementary Provisions of the Law Concerning the Partial Amendments of the Commercial Code, etc (Law No. 79, June 29, 2001).

1.	Purchase period	March 4, 2002 through March 15, 2002
2.	Number of shares repurchased	1,361,000 shares
3.	Aggregate purchase price of shares	JPY 5,111,182,040
4.	Method of repurchase	Purchase on the Tokyo Stock Exchange

[Reference]

(1) Matters resolved at the Ordinary General Shareholders' Meeting held on June 27, 2001

• Type of shares to be repurchased	Shares of common stock of TMC
• Aggregate number of shares to be repurchased	Up to 1,500,000 shares
• Aggregate purchase price of shares	Up to JPY 7,500,000,000

(2) Status of stock options granted to Directors and employees.

Granted 15,000 share stock options:	Each of 15 Directors including Representative Directors
Granted 10,000 share stock options:	Each of 21 Directors including Titled Directors
Granted 5,000 share stock options:	Each of 22 Ordinary Directors
Granted 2,000 share stock options:	Each of 408 employees

# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

III

[Translation]

To Whom It May Concern:

March 22, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Repurchase of Shares from the Market

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows pursuant to the provisions of Article 3, paragraph 1 of the former Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares, under the application of Article 3, paragraph 4 of the Supplementary Provisions of the Law Concerning the Partial Amendments of the Commercial Code, etc (Law No. 79, June 29, 2001).

We also inform you that with this repurchase, we have completed all repurchases of shares under the resolution of the Meeting of the Board of Directors held on January 25, 2002.

1.	Purchase period	March 4, 2002 through March 22, 2002
2.	Aggregate purchase price of shares	JPY 59,886,553,960
3.	Number of shares repurchased	15,794,000 shares
4.	Method of repurchase	Purchase on the Tokyo Stock Exchange

[Reference]

(1) Details of the authorization given at the Meeting of the Board of Directors (January 25, 2002)

• Type of shares to be repurchased	Shares of common stock of TMC
• Aggregate purchase price of shares	Up to JPY 150,000,000,000
• Aggregate number of shares to be repurchased	Up to 45,000,000 shares

(2) Aggregate number of shares having been repurchased

• Aggregate purchase price of shares	JPY 148,286,394,960
• Aggregate number of shares repurchased	41,585,900 Shares

# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

IV

(Translation)

March 27, 2002

To Whom It May Concern:

Toyota Motor Corporation
Toyota Woodyou Home Corporation

Notice Concerning Share Exchange Ratio

We hereby inform you that today, Toyota Motor Corporation ("TMC") and Toyota Woodyou Home Corporation ("TWH") have decided the exchange ratio for the share exchange scheduled to take place on October 1, 2002 (the "Share Exchange") as follows based on the share exchange memorandum executed on February 27, 2002.

1. Share Exchange Ratio

Company name	TMC	TWH
Share exchange ratio	1	0.06

2. Allotment of Shares

0.06 shares of TMC will be allotted to one share of TWH.

3. Calculation Basis for Share Exchange Ratio

TMC appointed Nomura Corporate Advisors Co., Ltd ("Nomura Corporate Advisors") and TWH appointed Global Management Directions Limited ("Global Management Directions") as their third-party organizations to calculate the share exchange ratio. The foregoing ratio was agreed upon through consultation between the two companies based on the results of the calculations.

Please note that in the case of a material change to the state of assets or the business condition of TMC or TWH, the share exchange ratio may be changed upon consultation between the two companies.

4. Calculation Method and Basis Used by Third-party Organization

Nomura Corporate Advisors made a multilateral study on the evaluation methods to be used for the calculation of the share exchange ratio after reviewing major items of the share exchange memorandum and analyzing stock movements, contents of business and financial standing of TMC and TWH. Thereby, Nomura Corporate Advisors calculated the share exchange ratio based on a comprehensive review of the results of analysis using an average market value method for TMC, and an average stock price method, comparable company analysis, comparable transaction analysis, discounted cash flow method and net asset value method for TWH. Nomura Corporate Advisors also calculated the share exchange ratio based on a comprehensive review of premiums in similar transactions.

Global Management Directions made a multilateral study on the evaluation methods to be used for the calculation of the share exchange ratio after reviewing major items of the share exchange memorandum and analyzing stock movements, contents of business and financial standing of TWH and TMC. Thereby, Global Management Directions calculated the share exchange ratio based on a comprehensive review of the results of analysis using a stock price method, adjusted net asset value method and discounted cash flow method for TWH, and a stock price method for TMC.

5. Number of New Shares Issued under the Share Exchange and Treasury Stocks Transferred in Place of Issuance of New Shares

Not yet determined. It will be announced as soon as they are determined together with any further conditions of the Share Exchange.

# # #

Please contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

TWH, Management Planning Division at
(028) 627-3531 (Tochigi)

V

[TRANSLATION]

Form No. 1 (1)

Amendment No.2 (a)

(Report in accordance with Article 27-25, Paragraph 1 of the Securities and Exchange Law)

Acceptance			
Accepting Local Finance Bureau	Accepted Year	Local Finance Bureau in Charge	Number

To: Director of Tokai Local Finance Bureau

Name Fujio Cho, President, Toyota Motor Corporation (b) Effective date of reporting duty March 20, 2002 (c)

Address or head office location 1 Toyota-cho, Toyota City, Aichi Prefecture (b) Submitted on March 27, 2002

I. Matters Regarding Submitter

1. Issuing company (d)

Name of issuing company	Shiroki Corporation	Company code	7243
		*①. Listed	2.Over-the-counter
Listed securities exchange	* ①. Tokyo 2. Osaka ③. Nagoya 4. Fukuoka 5. Sapporo		
Head office location	35-1, Shimono Ichiba, Chigiri-cho, Toyokawa City, Aichi Prefecture		

Page number/Total page number	1/3
Total number of submitter and joint holders	1
Submitting method (e)	* 1. Jointly ②. Others

2. Submitter (Substantial Shareholder) (f)

* 1. Individual ②. Judicial person (①. Joint stock company 2. Limited liability company 3. Other ( ))					
(Pronunciation)	[omitted in translation]				
Name	Toyota Motor Corporation				
(Pronunciation)	[omitted in translation]				
Address or head office location	1 Toyota-cho, Toyota City, Aichi Prefecture, 471-8571				
(Pronunciation)	[omitted in translation]				
Former name					
(Pronunciation)	[omitted in translation]				
Former address or head office location					
Individual	Date of birth		(pronunciation)	[omitted in translation]	
			Office's name		
	Occupation		Office's address		
Judicial person	Date of incorporation August 27, 1937		(pronunciation)	[omitted in translation]	Title of Representative President
			Name of representative	Fujio Cho	
	Business purposes	The manufacture, sale, leasing and repair of motor vehicles, industrial vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.			
Place to contact and name of person in charge	Toyoaki Kawaji, Project General Manager of Planning Department, Accounting Division				
			Telephone number	0565 (28) 2121	

3. Holding purposes (g)

For strategic investment (maintenance and development of the business relationship)

Form No. 1 (2)

Company code of issuing company	7243

Page number/Total page number	2/3

Name of submitter (Substantial Shareholder)	Toyota Motor Corporation

4. Breakdown of stock, etc. held by the submitter (h)

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares	15,067,851 shares	- shares	- shares
Warrants	A - shares		H shares
Warrant securities	B - shares		I shares
Convertible bonds	C - shares		J shares
Bonds with warrants	D - shares		K shares
Covered warrants relating to applicable securities	E -		L
Depositary receipts representing ownership interest in shares	-		
Other related depositary receipts	F -		M
Bonds redeemable by applicable securities	G		N
Total	O 15,067,851 shares	P - shares	Q - shares

Number of shares, etc., which were transferred through a margin transaction and which are to be deducted	R -
Number of held shares, etc., (Total)(O+P+Q-R)	S 15,067,851
Number of potentially diluted shares held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	T -

Total number of issued and outstanding shares (as of March 20, 2002)	U 89,003,624 shares
Percentage of shares, etc. held by the above-stated submitter (S/(T+U)x100)	16.93 %
Percentage of shares, etc. held stated in preceding report	14.70 %

5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)

Date	Kind of stock, etc.	Number	Distinction between acquisition and disposal	Unit Price
March 13, 2002	Shares of Common Stock	880,000 shares	*① Acquisition 2 Disposal	
March 20, 2002	Shares of Common Stock	1,101,000 shares	*① Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	
			*1 Acquisition 2 Disposal	

Form No. 1 (3)

Company code of issuing company	7243

Page number/Total page number	3/3

Name of submitter (Substantial Shareholder)	Toyota Motor Corporation

6. Material agreements including security agreements related to the shares, etc. (j)

Not Applicable

7. Funds for acquiring held shares, etc. (k)

(1) Breakdown of funds for acquisition

Amount of own funds (¥1,000)	R 1,491,765	Total amount of borrowed funds (¥1,000)	S -

Other funds (specifically)	Not Applicable

Total amount of other funds (¥1,000)	T -

Total amount of funds for acquisition (R+S+T) (¥1,000)	1,491,765

(2) Breakdown of loans

Number	* Name (Name of branch)	Type of business	* Name of representative	* Location	"Purpose" of borrowing	Amount (¥1,000)
1	Not Applicable				* 12	
2					* 12	
3					* 12	
4					* 12	
5					* 12	
6					* 12	
7					* 12	
8					* 12	
9					* 12	
10					* 12	

VI

For immediate release
March 28, 2002
Toyota Motor Corporation

Toyota to Set Up Holding Company in Europe

Tokyo—TOYOTA MOTOR CORPORATION (TMC) announced today that it will establish a Europe-based holding company for the purpose of coordinating Toyota's European manufacturing and sales activities. Toyota Motor Europe S.A./N.V. (TME) will be created on April 1 and located in Brussels, Belgium.

The creation of TME follows five straight years of record Toyota European sales (as of the end of 2001), as Toyota approaches its goal of selling 800,000 vehicles a year in Europe in 2005. To support this goal, TME will initially focus on strengthening Toyota corporate and government affairs activities in Europe, serving as a holding company for Toyota Motor Europe Manufacturing S.A./N.V, which manages Toyota European manufacturing efforts, and Toyota Motor Europe Marketing & Engineering S.A./N.V., which oversees Toyota European sales activities.

TME also intends to play a key role in enhancing efficiency and accelerating decision-making in Toyota European operations.

Outline of TME

Company name	Toyota Motor Europe S.A./N.V.
Location	Brussels, Belgium (same office building as TMEM and TMME)
President	Shuhei Toyoda (president of TMEM)
Field of business	Holding company for TMEM and TMME; strengthening corporate and government affairs activities in Europe
Capitalization	About 1.4 billion euros
Shareholding structure	TMC 100%
Number of employees	Approximately 20

Contact:
Masashi Honda/Paul Nolasco (03) 3817-9181/9161